ATHLETE AGREEMENT

Baseball

Dated as of October 22, 2024

This Athlete Agreement (this "Agreement") is entered into by and between Finlete Funding, Inc. a Delaware corporation ("Finlete"), and Leonardo Abdiel Bernal ("Athlete"), as of the date first set forth above (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of a player's control, and that baseball players may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball players are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Player's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.   DEFINITIONS

Section 1.01 Definitions. For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Player and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Player plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Player will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball player contract or agreement between Player and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Athletes Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Athletes Association, which in 20023 may be viewed in part, with proper access credentials, at the following URL: http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of a Player (i) paid to Player by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Player's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Player by reason of Player's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Player in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Player's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series for such year, regardless of the league in which Athlete plays.

(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

    (i) For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more the of following conditions are met:

        (1) The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

        (2) Athlete makes their Major League debut in any Post-Season series; or

        (3) Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

        (4) Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

    (ii) Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

Article II.   PAYMENTS.

Section 2.01 Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to $680,000 (the "Finlete Payment") in consideration for up to a 5% interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in installments of $13.60 each, over the Funding Period (each such payment may be referred to herein as an

"Installment Payment").

    (i) Finlete shall, with one or more subsidiaries or affiliates, make commercially reasonable efforts over the Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Athlete Payments.

    (ii) Finlete shall manage and direct use of the capital raised over the Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

    (iii) Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after the Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

    (iv) Finlete does not guaranty or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment.

    (v) Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

(c) The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

Section 2.02 Athlete Payments. "Athlete Payments" are 0.0001% of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of 5% of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

(a) Obligation to Make Payments. Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected. Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

(b) Timing of Athlete Payments. Except as provided in Section 2.03(c), which applies to guaranteed contracts with a Team, Athlete shall make Athlete Payments to Finlete in two (2) installments during each Season, regardless of the league in which Athlete plays, generally as follows: (i) (50%) of Athlete Payments due from the beginning of the Season through the U.S. Major League Baseball All-Star Game during such Season, which shall be paid within five (5) business days after the U.S. Major League Baseball All-Star Game during such Season; (ii) if the Team does not qualify for the playoffs, the balance of Athlete Payments for the Season, which payment shall be paid within five (5) business days after the conclusion of the regular season; and (iii) if the Team qualifies for the playoffs, the balance of the Athlete Payments due from the date of the U.S. Major League Baseball All-Star Game through the earlier of (x) the conclusion of the Team's season if it is eliminated from contention for the World Series, and (y) the conclusion of the World Series, which shall be paid by February 1 of the following year. In the event no U.S. Major League Baseball All-Star Game is played in a given Season for any reason, the payment due under clause (i) above shall be due by July

10 of such year. In the event no U.S. Major League Baseball World Series is played in a given year for any reason, the Athlete Payment due under clause (iii) above shall be due by November 10 of such year. In the event useful and convenient due to differences in timing of payments of non-MLB Major League salary payments, Athlete will reasonably cooperate with Finlete in annually splitting Athlete Payments into two installments spanning roughly equal length or duration.

(c) **Athlete Payments Proportional to Finlete Payment.** For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of the Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of the Funding Period, Athlete shall tender the full 5% of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of the Funding Period, then Athlete is only obligated to tender half of such amount, or 2.5%, of Athlete's Professional Earnings, over the Term.

Section 2.03 Assisting Finlete in Receiving Athlete Payments. Athlete shall to take all reasonable steps to ensure prompt tender of Athlete Payments to Finlete owed under this Agreement, including but not limited to the following:

(a) *Automatic Withdrawal of Athlete Payments.* If Athlete enters into a guaranteed Contract, Athlete shall cooperate with Finlete to arrange for the automatic withdrawal and payment to Finlete of the Athlete Payments from all payments to the Athlete under the guaranteed Contract. Athlete shall tender the Athlete Payments to Finlete consistently with the terms of Section 2.02(a); provided, however, that in no case shall any Athlete Payments be delivered later than fifteen (15) days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). To the extent that Finlete and Athlete are not able to come to a mutually agreeable method for automatic payment to Finlete of the Athlete Payments, Athlete authorizes Finlete to deliver a Payment Instruction Letter to each payor of Professional Earnings, directing the payor to reassign to Finlete and tender directly to Finlete the Athlete Payments. Athlete shall be solely responsible for ensuring that Athlete Payments are timely tendered to Finlete and no failure of automatic withdrawal or debit shall excuse, alter, amend, modify or diminish Athlete's payment obligations hereunder.

(b) *Assignment of Athletes Right to Receive Athlete Payments.* To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law, Athlete hereby assigns, as and when earned, or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete, all right, title and interest in and to the Athlete Payments.

(c) *Earnings Under Guaranteed Contracts.* If Athlete is playing under a Contract, all earnings qualify as Professional Earnings even if Athlete is playing for a minor league team, or not playing at all, at the time the payments are made.

(d) *Effect of Marriage on Athlete Payments.* Athlete shall, if applicable, use their best efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit D. In the event that Athlete fails to secure such signature, and as a result a portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the entirety of the Professional Earnings as applicable, including any such portion thereof that is deemed to be such spouse's share of community property or otherwise property of such spouse.

Section 2.04 Taxes. Athlete shall be solely responsible the payment of any tax and governmental fee(s) assessed on the Finlete Payment. Finlete shall not indemnify or "gross up" Athlete for the amount of any tax, withholding or government fee. Athlete shall promptly indemnify, defend and hold Finlete harmless from and against any tax, withholding, penalty or interest, or other fee which the Athlete is obligated to make arising from or related to Athlete's receipt of the Finlete Payment, to the extent it is claimed against, imposed upon or suffered by Finlete or which Finlete may incur as a result of Finlete's failure to deduct and withhold from the Finlete Payment.

Section 2.05 Payment Method. Except as otherwise approved by Finlete in writing or to the extent that Athlete Payments are made directly to Finlete pursuant to a Payment Instruction Letter, each installment payment of the Athlete Payments shall be made via bank wire transfer pursuant to wire transfer instructions provided by Finlete to Athlete in writing, as may be updated by Finlete from time to time.

Section 2.06 Additional Payment Terms.

(a) In the event Athlete is prohibited from making payment of any installment of the Athlete Payments at the time when it is due and payable to Finlete hereunder by reason of any applicable law, Athlete shall promptly notify Finlete and, at Finlete's request, Athlete shall deposit any such blocked funds to the credit of Finlete in a bank or banks or other depository institution as permitted by law and designated in writing by Finlete, or tender payment to such persons or entities as Finlete may designate in writing from time to time.

(b) Athlete acknowledges and agrees that time is of the essence in connection with performance of Athlete's payment obligations hereunder. In the event that any payment due to Finlete hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Finlete, (a) Athlete shall also pay to Finlete interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by New York law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Finlete during the Term from all Contracts shall become immediately due and payable; and (c) Athlete shall reimburse Finlete for all costs and expenses (including related attorneys' fees and costs) incurred by Finlete in connection with collecting or attempting to collect such payment.

(c) Finlete reserves its rights to rely on information provided by third parties to determine Athlete's Professional Earnings from which Athlete Payments are due and owing hereunder. If either Party has reason to believe that the calculation of Professional Earnings, Athlete Payments or Installment Payments is in error, or the amounts tendered via automatic withdrawal or otherwise hereunder are in error, they will notify the other Party and the Parties will reasonably cooperate and work together in good faith to cure any overpayment or underpayment to Finlete or Athlete, as the case may be.

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Section 2.07 Records; Audit Rights. Athlete shall maintain until at least twelve (12) months after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for twelve (12) months thereafter, Finlete or its representatives may, no more than once every twelve (12) months and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.06(b) and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

Article III. LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL

Section 3.01 Appearances; Videos.

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Time or Duration:	30 minutes each.
Responsibilities:	Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. Finlete shall write the script for Athlete. Video duration need not be more than sixty (60) seconds. Athlete shall complete this obligation within thirty (30) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

Section 3.02 Grant of Non-exclusive License to Finlete. In consideration of the right to the Finlete Payment and the other terms and conditions herein, Athlete grants to Finlete, throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Permitted Use".

Section 3.03 Wind-down of Permitted Use. Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates shall have twelve (12) months in which to liquidate any stock of product inventory that exists as of the date of expiration or termination of this Agreement. Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

Section 3.04 Autographs; Team Events.

(a) Athlete shall, annually over the Term if requested by Finlete in writing (email shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

(b) During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend 5 games a year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

Section 3.05 Obligations of Finlete. Finlete shall have no duties to Athlete other than providing

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the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

Section 3.06 Right of First Refusal. No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as a "Transfer") any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

Article IV. INFORMATION RIGHTS

Section 4.01 Annual Reports. If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

Section 4.02 Material Changes. Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

Section 4.03 Contracts. Athlete shall promptly notify Finlete in writing and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

Section 4.04 Additional Information. Athlete shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

Article V. REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Section 5.01 Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

Section 5.02   Athlete's Representations, Warranties, and Covenants. Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

Section 5.03   Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF PLAYER.

Article VI.   CONFIDENTIAL INFORMATION

Section 6.01   Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing, shall be considered "Confidential Information".

Section 6.02   Use and Disclosure Restrictions. Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

Section 6.03 Exclusions. The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

Section 6.04 Equitable Relief. The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing immediately upon becoming aware of any such breach or threatened breach.

Article VII. INDEMNIFICATION.

Section 7.01 Indemnification by Athlete. Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

Section 7.02 Indemnification Process. In the event that a Finlete Indemnified Party makes or receives any, claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

Article VIII. LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT AMOUNT. PLAYER RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN Section 3.02.

Article IX. DISPUTE RESOLUTION

Section 9.01 Binding Arbitration. All claims with a value of $100,000 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in San Diego, California. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

Section 9.02   Governing Law. This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the state of Florida courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.

Article X. TERM AND TERMINATION.

Section 10.01 Term. This term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

Section 10.02 Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Athlete and Finlete.

Section 10.03 Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

Section 10.04 Termination for Death. If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

Section 10.05 Additional Termination Provisions. This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

Section 10.06 Effect of Termination. The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) and Section 2.03, Section 2.04, Section 2.06, Section 2.07, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04 and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

Article XI. GENERAL PROVISIONS.

Section 11.01 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing, including by electronic mail, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

Section 11.02 Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

Section 11.03 Mutual Non-Disparagement. Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

Section 11.04 Waiver. The waiver by either Party of a breach of or a default under any provision of this Agreement, shall be in writing and shall not be construed as a waive1- of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

Section 11.05 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

Section 11.06 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

Section 11.07 Language. This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

Section 11.08 Entire Agreement. This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

Section 11.09 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(Signatures appear on following page.)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by duly authorized representatives of the Parties as of the Effective Date.

Athlete: Leonardo Abdiel Bernal



Signature: _____
Name: Leonardo Abdiel Bernal

Address for notices:



Email: _____

Finlete Funding, Inc.



By: _____
Name: George Robert Connolly
Title: Chief Executive Officer

Address for notices:

Finlete Funding, Inc.
Attn: George Robert Connolly
350 10th Ave, Ste 1000
San Diego, California 92101
Email: rob@finlete.com

Annex 1

Athlete Wire Instructions

Bank Name: _____

Bank Address: _____

_____

_____

_____

Account Number: _____

Account Name: _____

ABA / Routing Number: _____

EXHIBIT A

Athlete Questionnaire

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

In addition, please provide copies of all documents or other information specifically requested as part of the below statements.

IT IS IMPORTANT FOR PLAYER TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE INC.

Initials	Statement
LABC	1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an attorney, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder.
LABC	2. I have not made, nor will I hereafter make, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the rights and privileges granted to Finlete under the Agreement.
LABC	3. I have reviewed the contract in my native language or a language in which I am fluent.
LABC	4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in connection with my execution and delivery of the Agreement, and performance of my obligations thereunder.
LABC	5. Except as described in Schedule 1 hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the Professional Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed.

LABL	6. I am not aware of any facts or circumstances that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts.
LABL	7. I am not aware of any material breach by any party under any Contract.
LABL	8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I have also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens.
LABL	9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in Agreement.
LABL	10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the Agreement are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to Finlete in connection with the Agreement) do not, and will not, contain any untrue statement or fail to state a material fact necessary to not make any of such information not misleading, in light of the circumstances in which it was provided.

Athlete Name: Leonardo Abdiel Bernal

Athlete Signature: _____

Date: 10 / 22 /24

Exhibit B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

Initials	Statement
LABL	1. By signing this Agreement, you will receive up to $680,000.
LABL	2. In exchange for up to $680,000 you have agreed to give Finlete up to 5% of your future Professional Earnings as described in the agreement.
LABL	3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $680,000, you will have to pay Finlete $25MM USD as you earn that money.
LABL	4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law.
LABL	5. If you are not Selected you will not owe any payments to Finlete.
LABL	6. You will pay Finlete as set forth in the Agreement.
LABL	7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement.
LABL	8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your MMA career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms.

Name: Leonardo Abdiel Bernal   Signature:

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Schedule 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:

Exhibit C

IRREVOCABLE PAYMENT INSTRUCTION LETTER

[DATE]

[PROFESSIONAL EARNINGS SOURCE] [ADDRESS]

Attn: [NAME]

Re: Payment of Amounts to Finlete Funding, Inc. ("Finlete")

Ladies and Gentlemen:

Leonardo Abdiel Bernal ("Athlete") has entered into an agreement with Finlete pursuant to which, among other things, Athlete has granted Finlete an interest in all gross monies or other consideration of any type as further defined below (the "Professional Earnings") that Athlete may earn from [INSERT PROFESSIONAL EARNINGS SOURCE] ("Payor") pursuant to [INSERT DESCRIPTION OF CONTRACT OR ARRANGEMENT] (the "Agreement"). The amount of the interest granted to Finlete is equal to [PERCENTAGE]% of Athlete's "Professional Earnings" which is defined as all of Athlete's gross pre-tax earnings paid or payable to Athlete during the Term, defined below, by the Payor (the "Athlete's Payment"). Such earnings shall include, without limitation, any wages, salary (including Athlete's salary payable by the Payor), bonuses (including deferred bonuses), payments made to Athlete by reason of Athlete's participation in any event and any other compensation whatsoever earned by Athlete in his service to the Payor. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income (or any portion thereof).

Athlete Payments payable to Finlete shall be paid [_____].

Notwithstanding anything to the contrary contained in the Agreement or any prior instructions received by Payor, unless and until Payor receives written instructions from Finlete to the contrary, effective as of the date of this letter, all Athlete Payments from any amounts payable by Payor to Athlete pursuant to the Agreement shall be delivered concurrent with any payment of the remaining amounts due to Athlete, by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[INSERT WIRE INSTRUCTIONS]

In the event Payor receives any different instructions from Finlete with respect to the disposition of the Athlete Payments, (a) Payor is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Finlete's right or authority to give such instructions. Finlete acknowledges that any instructions from Finlete to the Payor must be sent to:_____, Attention:_____; and (b) such instructions shall only provide for Athlete Payments to be sent to a single deposit account of Finlete.

Except only as expressly provided herein with respect to the applicable deposit instructions, this Irrevocable Payment Instruction Letter cannot be changed, modified, or terminated, except by written agreement signed by Finlete, Payor and Athlete.

Please acknowledge your receipt of, and agreement to, the foregoing by signing in the space provided below.

Acknowledged and Agreed:

For Finlete Funding, Inc.:   For [PROFESSIONAL EARNINGS SOURCE]:

By: _____   By: _____

NAME: _____   NAME: _____

TITLE: _____   TITLE: _____

ADDRESS: _____   ADDRESS: _____

_____   _____

Athlete: Leonardo Abdiel Bernal



_____
Signature
Leonardo Bernal
_____
Print

Mailing Address:

_____

_____

_____

_____

Email: _____

Phone Number: ____██████████████____

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Exhibit D

Spousal Consent

(only required if Athlete is married)

I, [_____] being the spouse of Leonardo Abdiel Bernal who is a signatory to that certain Agreement by and among my spouse and Finlete INC. ("Finlete"), dated as of [INSERT DATE] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouses earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____   Signature: _____

ACUERDO DE ATLETA

Béisbol

Fechado el 22 de octubre de 2024

Este Acuerdo de Atleta (este "Acuerdo") se celebra entre Finlete Funding Inc., una corporación de Delaware ("Finlete"), y Leonardo Abdiel Bernal ("Atleta") a partir de la fecha primera indicada arriba (la "Fecha Efectiva"). Para los propósitos de este Acuerdo, Finlete y el Atleta pueden ser referidos aquí como una "Parte" y juntos como las "Partes". Los términos en mayúsculas tienen el significado establecido en este Acuerdo.

CONSIDERANDO QUE las Partes reconocen que las carreras exitosas en el béisbol dependen de numerosos factores dentro y fuera del control de un jugador y que los jugadores de béisbol pueden ganar salarios sustanciales a lo largo de sus carreras o solo pueden jugar béisbol por un período corto de tiempo, que las futuras ganancias de los jugadores de béisbol de ligas menores son especialmente variables e inciertas, y por lo tanto, las Partes desean compartir los riesgos asociados con la incertidumbre de las potenciales ganancias del Jugador; y

CONSIDERANDO QUE el Atleta entiende el riesgo de que si tiene una carrera exitosa, los pagos a Finlete pueden exceder sustancialmente el Pago de Finlete (definido a continuación) y, asimismo, Finlete entiende el riesgo de que no se le pague en absoluto si el Atleta no es Seleccionado (según se define a continuación) o que nunca pueda recibir pagos que superen el Pago de Finlete;

CONSIDERANDO QUE para resolver cualquier disputa que pueda surgir bajo o en relación con este Acuerdo, las Partes acuerdan someterse a un arbitraje vinculante de manera individual ante un árbitro neutral, como se detalla en el Artículo IX del Acuerdo, y reconocen que este Acuerdo renuncia al derecho de ambas Partes a buscar un remedio en la corte por cualquier reclamación que surja de o se relacione con este Acuerdo o la relación de las Partes;

CONSIDERANDO QUE el Atleta entiende que puede ser responsable de los honorarios y costos legales generados por cualquier intento de anular este Acuerdo, como se detalla más adelante, incluido en la Sección 9.01(e);

POR LO TANTO, en consideración de lo anterior y de los pactos y acuerdos mutuos contenidos en este documento y por otra buena y valiosa contraprestación, cuya recepción y suficiencia se reconocen por la presente, las Partes, con la intención de estar legalmente vinculadas, acuerdan lo siguiente:

Artículo 1. DEFINICIONES

Sección 1.01 Definiciones. A los efectos del presente, los siguientes términos tendrán los siguientes significados.

(a) "Pagos del Atleta" tiene el significado establecido en la Sección 2.02.

(b) "Información Confidencial" tiene el significado establecido en la Sección 6.01.

(c) "Contrato" significa cualquier contrato o acuerdo entre el Jugador y un club miembro de las Grandes Ligas, incluido, entre otros, un UPC, según se define a continuación, e incluye además cualquier contrato garantizado o acuerdo con un equipo de béisbol de ligas menores en el que el Jugador juegue béisbol. Para evitar dudas, un "contrato o acuerdo garantizado", según se usa en la oración inmediatamente anterior, significa que el Jugador recibirá toda la compensación o salario bajo el contrato o acuerdo incluso si es liberado por el equipo o lesionado antes de que finalice el contrato o acuerdo. Para mayor claridad, un Contrato incluye tanto un contrato garantizado como un contrato de jugador de béisbol no garantizado entre el Jugador y un club miembro de las Grandes Ligas. Finalmente, la referencia en este Acuerdo a un equipo de béisbol de "ligas menores" significa cualquier equipo o club de béisbol profesional que esté afiliado a, pero no forme parte de, una Liga Mayor, incluidos clubes de béisbol en los EE.UU. que son miembros de la Asociación Nacional de Ligas Profesionales de Béisbol, clubes de béisbol en Japón que son equipos de granja en las Ligas Oriental y Occidental, clubes de béisbol en Corea del Sur que son afiliados de ligas menores de la Liga de Futuras de KBO y cualquier equipo de granja que forma parte de la División de Reserva y afiliado a la Liga de Béisbol Profesional de China.

(d) "Pago de Finlete" tiene el significado establecido en la Sección 2.01(a).

(e) "Período de Financiamiento" es el período de tiempo que comienza en la Fecha Efectiva y termina doce (12) meses después de la Fecha Efectiva.

(f) "Pago de Cuota" tiene el significado establecido en la Sección 2.01(c).

(g) "Reglamentos de la Asociación de Major League Baseball" o los "Reglamentos de MLBPA" significan las reglas y regulaciones de la Asociación de Atletas de Béisbol de las Grandes Ligas, que en 20023 pueden ser vistas en parte con credenciales de acceso adecuadas en la siguiente URL: (http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Liga Mayor" significa cualquiera de las siguientes organizaciones deportivas de béisbol profesional: Major League Baseball de los Estados Unidos, Nippon Professional Baseball de Japón, KBO League de Corea del Sur o la Liga de Béisbol Profesional de China.

(i) "MLB" significa Major League Baseball de los Estados Unidos.

(j) "Carta de Instrucción de Pago" significa una instrucción de pago irrevocable en la forma adjunta como Anexo C.

(k) "Uso Permitido" tiene el significado establecido en la Sección 3.02.

(l) "Ganancias Profesionales" significa todas las ganancias antes de impuestos de un Jugador (i) pagadas al Jugador por un Equipo durante el Plazo de este Acuerdo o (ii) cuyo pago por un Equipo se difiere hasta después del Plazo de este Acuerdo que fueron ganadas durante el Plazo de este Acuerdo. Dichas ganancias incluirán, sin limitación, cualquier salario, salario (incluido el salario de Jugador de las Grandes Ligas, el salario bajo cualquier escalador de Contrato, compensación diferida o pago por terminación), bonificaciones (incluidas, sin limitación, cualquier bonificación diferida, bonificaciones por firma, bonificaciones por rendimiento, bonificaciones por premios y bonificaciones por estar en la lista), pagos de rescisión, pagos realizados al Jugador por su participación en cualquier juego de playoffs, juego de estrellas, Serie Mundial, otro evento de campeonato, cualquier serie de postemporada, cualquier evento de Juego Internacional, según se define en el Anexo 51 del Acuerdo Básico, y cualquier otra compensación ganada por el Jugador en servicio a un Equipo. Las Ganancias Profesionales serán exclusivas de cualquier deducción por impuestos o en relación con el pago de agentes, asesores financieros y cualquier otro arreglo de honorarios basado en un porcentaje de los ingresos del Jugador o cualquier parte de los mismos.

(m) "Derecho de Preferencia" o "ROFR" tiene el significado establecido en la Sección 3.06.

(n) "Temporada" significa el período durante cada año que comienza en el día de apertura del béisbol de Major League Baseball de los Estados Unidos y termina con la conclusión de la Serie Mundial de Major League Baseball de los Estados Unidos para dicho año, independientemente de la liga en la que juegue el Atleta.

(o) "Seleccionado" significa que el Atleta ha firmado un Contrato con un Equipo donde:

(i) Para Major League Baseball de los Estados Unidos ("MLB"), el Atleta firma un Contrato Uniforme de Jugador de Grandes Ligas ("UPC") según se define en el Artículo III del Acuerdo Básico de MLB 2022-2026 (el "Acuerdo Básico") y se cumple una o más de las siguientes condiciones:

1. El Atleta acumula uno o más días de Servicio en las Grandes Ligas ("MLS") (según se define en el Artículo XXI del Acuerdo Básico) en cualquier Temporada de Campeonato de las Grandes Ligas; o

2. El Atleta hace su debut en las Grandes Ligas en cualquier serie de Postemporada; o

3. El UPC del Atleta es un contrato multianual que cubre más de una Temporada de Campeonato; o

4. El UPC del Atleta no es un contrato dividido según se define en el Artículo XI(D) del Acuerdo Básico.

(ii) Cualquier Contrato firmado por el Atleta con un equipo en la Liga Profesional de Béisbol de Nippon de Japón, la Liga de Béisbol KBO de Corea del Sur o la Liga de Béisbol Profesional de China.

(p) "Equipo" significa cualquier club de béisbol, equipo u organización que sea un club miembro genuino de una Liga Mayor, así como cualquier club o equipo de béisbol de ligas menores que haya firmado un Contrato con el Atleta.

(q) "Transferencia" tiene el significado establecido en la Sección 3.06.

Artículo 2. PAGOS

Sección 2.01   Pago de Finlete

(a) Finlete, sujeto a los términos y condiciones aquí establecidos, hará pagos al Atleta por un monto agregado de hasta $680,000 (el "Pago de Finlete") en consideración por hasta un 5% de interés en las Ganancias Profesionales del Atleta durante un período de 25 años a partir de la Fecha Efectiva de este Acuerdo, si el Atleta es Seleccionado durante ese período. Las Partes pueden en cualquier momento optar por aumentar el monto del Pago de Finlete a un monto superior al establecido aquí y, en tal caso, las Partes cooperarán razonablemente para preparar y ejecutar una enmienda a este Acuerdo para establecer el Pago de Finlete revisado y el porcentaje revisado de interés en las Ganancias Profesionales del Atleta que será pagadero a Finlete.

(b) Sujeto a los términos y condiciones de este Acuerdo y en consideración por el derecho a recibir los Pagos del Atleta (según se define en la Sección 2.02), Finlete, a su discreción, puede financiar y el Atleta acuerda aceptar el Pago de Finlete, que se pagará en cuotas de $13.60 cada una durante el Período de Financiamiento (cada uno de estos pagos puede ser referido aquí como un "Pago de Cuota").

   i.   Finlete, junto con una o más subsidiarias o afiliadas, hará esfuerzos comercialmente razonables durante el Período de Financiamiento para recaudar capital de inversores externos que busquen asegurar derechos a una parte de los Pagos del Atleta.

   ii. Finlete administrará y dirigirá el uso del capital recaudado durante el Período de Financiamiento para realizar Pagos de Cuota hasta el monto del Pago de Finlete.

   iii. Finlete hará esfuerzos comercialmente razonables para realizar los Pagos de Cuota con prontitud a medida que el capital esté disponible y para realizar los pagos finales de las cuotas prontamente después del Período de Financiamiento una vez que se liquiden los fondos suficientes en la cuenta correspondiente del Pago de Finlete mantenida en beneficio del Atleta.

   iv. Finlete no garantiza ni asegura su capacidad para recaudar con éxito el capital suficiente para pagar al Atleta todo o parte del Pago de Finlete.

   v.   Los Pagos de Cuota serán pagados por Finlete al Atleta mediante cheque a la dirección del Atleta establecida en la página de firmas del presente o mediante transferencia bancaria de acuerdo con las instrucciones de transferencia bancaria establecidas en el Anexo 1 adjunto al presente, según lo elija Finlete.

(c) El Pago de Finlete no es un préstamo y el Atleta no es responsable de pagar ninguna cantidad a Finlete, a menos que el Atleta sea Seleccionado, como se describe aquí.

Sección 2.02   Pagos del Atleta. "Pagos del Atleta" son el 0.0001% de las Ganancias Profesionales del Atleta durante el Plazo por cada Pago de Cuota realizado por Finlete al Atleta, hasta un total del 5% de las Ganancias Profesionales del Atleta durante el Plazo, pagadero según lo dispuesto en la Sección 2.02(a).

(a) Obligación de Realizar Pagos. El Atleta no tendrá ninguna obligación de realizar Pagos del Atleta a Finlete a menos y hasta que el Atleta sea Seleccionado. El Atleta no tendrá ninguna obligación de pagar a Finlete ninguna diferencia entre los pagos totales realizados por el Atleta a Finlete durante el Plazo, por un lado, y el Pago de Finlete, por otro lado, cuando el primero sea menor que el segundo.

(b) Duración de los Pagos del Atleta. Excepto según lo dispuesto en la Sección 2.03(c), que se aplica a los contratos garantizados con un Equipo, el Atleta realizará los Pagos del Atleta a Finlete en dos (2) cuotas durante cada Temporada, independientemente de la liga en la que juegue el Atleta, generalmente de la siguiente manera: (i) el cincuenta por ciento (50%) de los Pagos del Atleta vencidos desde el comienzo de la Temporada hasta el Juego de Estrellas de Major League Baseball de los EE.UU. durante dicha Temporada, que se pagarán dentro de los cinco (5) días hábiles posteriores al Juego de Estrellas de Major League Baseball de los EE.UU. durante dicha Temporada; (ii) si el Equipo no califica para los playoffs, el saldo de los Pagos del Atleta para la Temporada, que se pagará dentro de los cinco (5) días hábiles posteriores a la conclusión de la temporada regular; y (iii) si el Equipo califica para los playoffs, el saldo de los Pagos del Atleta vencidos desde la fecha del Juego de Estrellas de Major League Baseball de los EE.UU. hasta la fecha anterior de (x) la conclusión de la temporada del Equipo si es eliminado de la contienda por la Serie Mundial y (y) la conclusión de la Serie Mundial, que se pagará antes del 1 de febrero del año siguiente. En el caso de que no se juegue un Juego de Estrellas de Major League Baseball de los EE.UU. en una Temporada determinada por cualquier motivo, el pago vencido bajo la cláusula (i) anterior vencerá el 10 de julio de dicho año. En el caso de que no se juegue una Serie Mundial de Major League Baseball de los EE.UU. en un año determinado por cualquier motivo, el Pago del Atleta vencido bajo la cláusula (iii) anterior vencerá el 10 de noviembre de dicho año. En el caso de que sea útil y conveniente debido a diferencias en el momento de los pagos de salarios de las ligas mayores no pertenecientes a MLB, el Atleta cooperará razonablemente con Finlete para dividir anualmente los Pagos del Atleta en dos cuotas que abarcan aproximadamente la misma duración o duración.

(c) Pagos del Atleta Proporcionales al Pago de Finlete. Para evitar dudas y como se indica en la definición de Pagos del Atleta, una vez que el Atleta esté obligado en virtud del presente a comenzar a realizar los Pagos del Atleta, el porcentaje de los Pagos del Atleta a realizarse tiene la intención de ser proporcional al porcentaje correspondiente del Pago de Finlete entregado al Atleta tras el cierre del Período de Financiamiento. Por ejemplo, si Finlete entrega la totalidad del monto del Pago de Finlete original (100%) al Atleta tras el final del Período de Financiamiento, el Atleta entregará el 5% completo de las Ganancias Profesionales del Atleta durante el Plazo, mientras que si Finlete solo entrega la mitad del Pago de Finlete al Atleta tras el final del Período de Financiamiento, entonces el Atleta solo estará obligado a entregar la mitad de dicho monto o el 2.5% de las Ganancias Profesionales del Atleta durante el Plazo.

Sección 2.03 Asistencia a Finlete en la Recepción de Pagos del Atleta. El Atleta deberá tomar todas las medidas razonables para asegurar la entrega rápida de los Pagos del Atleta a Finlete, adeudados bajo este Acuerdo, incluyendo, pero no limitado a, lo siguiente:

(a) *Retiro Automático de Pagos del Atleta.* Si el Atleta firma un Contrato garantizado, el

Atleta cooperará con Finlete para organizar el retiro automático y el pago a Finlete de los Pagos del Atleta de todos los pagos al Atleta bajo el Contrato garantizado. El Atleta entregará los Pagos del Atleta a Finlete de manera consistente con los términos de la Sección 2.02(a); sin embargo, en ningún caso los Pagos del Atleta serán entregados más tarde de quince (15) días después de la recepción de dichos fondos por parte del Atleta (o cualquier otra persona o entidad en nombre del Atleta). En la medida en que Finlete y el Atleta no puedan llegar a un método mutuamente aceptable para el pago automático a Finlete de los Pagos del Atleta, el Atleta autoriza a Finlete a entregar una Carta de Instrucción de Pago a cada pagador de Ganancias Profesionales, dirigiendo al pagador a reasignar a Finlete y entregar directamente a Finlete los Pagos del Atleta. El Atleta será el único responsable de asegurar que los Pagos del Atleta sean entregados a Finlete de manera oportuna y ningún fallo en el retiro o débito automático excusará, alterará, enmendará, modificará o disminuirá las obligaciones de pago del Atleta aquí descritas.

(b) *Cesión del Derecho del Atleta a Recibir Pagos del Atleta.* Para asegurar el derecho de Finlete a recibir los Pagos del Atleta en la máxima medida permitida por la ley aplicable, el Atleta por la presente cede, según y cuando se generen, o cederá cuando el Atleta tenga un interés asignable en cualquier Pago del Atleta futuro a Finlete, todos los derechos, títulos e intereses en y hacia los Pagos del Atleta.

(c) *Ganancias bajo Contratos Garantizados.* Si el Atleta está jugando bajo un Contrato, todas las ganancias califican como Ganancias Profesionales, incluso si el Atleta está jugando para un equipo de ligas menores o no está jugando en absoluto en el momento en que se realizan los pagos.

(d) *Efecto del Matrimonio en los Pagos del Atleta.* El Atleta deberá, si es aplicable, usar sus mejores esfuerzos para asegurar la firma del cónyuge del Atleta en sustancialmente la forma de consentimiento conyugal adjunta al presente como Anexo D. En caso de que el Atleta no logre asegurar dicha firma y, como resultado, una parte de las Ganancias Profesionales del Atleta se considere "propiedad comunitaria" o el cónyuge del Atleta pueda reclamar legalmente la propiedad de cualquier Ganancia Profesional, el Atleta estará, no obstante, obligado a calcular y entregar cualquier pago de cuota de los Pagos del Atleta basado en la totalidad de las Ganancias Profesionales, según corresponda, incluyendo cualquier parte de las mismas que se considere parte de la propiedad comunitaria del cónyuge o, de lo contrario, propiedad de dicho cónyuge.

Sección 2.04 Impuestos. El Atleta será el único responsable del pago de cualquier impuesto y tarifa gubernamental evaluados sobre el Pago de Finlete. Finlete no indemnizará ni "aumentará" el Pago de Finlete para el Atleta por el monto de cualquier retención de impuestos o tarifa gubernamental. El Atleta deberá indemnizar, defender y mantener indemne a Finlete de y contra cualquier retención de impuestos, penalidad o interés u otra tarifa que el Atleta esté obligado a realizar, que surja o esté relacionada con la recepción del Pago de Finlete por parte del Atleta, en la medida en que se reclame, imponga o sufra Finlete o que Finlete pueda incurrir como resultado de la falta de Finlete de deducir y retener del Pago de Finlete.

Sección 2.05 Método de Pago. Excepto según lo aprobado por Finlete por escrito o en la medida en que los Pagos del Atleta se realicen directamente a Finlete de acuerdo con una Carta de Instrucción de Pago, cada pago de cuota de los Pagos del Atleta se realizará mediante transferencia bancaria de acuerdo con las instrucciones de transferencia bancaria proporcionadas por Finlete al Atleta por escrito, según lo pueda actualizar Finlete de vez en cuando.

Sección 2.06 Términos de Pago Adicionales.

(a) En caso de que el Atleta esté prohibido de realizar el pago de cualquier cuota de los Pagos del Atleta en el momento en que se vence y pagadera a Finlete bajo el presente debido a cualquier ley aplicable, el Atleta deberá notificar prontamente a Finlete y, a solicitud de Finlete, el Atleta depositará dichos fondos bloqueados a crédito de Finlete en un banco o bancos o en otra institución depositaria según lo permita la ley y designada por escrito por Finlete o tenderá el pago a dichas personas o entidades como Finlete pueda designar por escrito de vez en cuando.

(b) El Atleta reconoce y acepta que el tiempo es esencial en relación con el cumplimiento de las obligaciones de pago del Atleta bajo el presente. En caso de que cualquier pago debido a Finlete bajo el presente no se pague en su totalidad para la fecha aplicable de vencimiento, entonces, sin limitar ningún otro derecho o recurso de Finlete (a) el Atleta también pagará a Finlete intereses sobre dicho monto a una tasa del menor de (i) uno por ciento (1%) por mes; o (ii) la tasa máxima permitida por la ley de Nueva York, medida desde la fecha en que dicho monto venció hasta que se pague en su totalidad; (b) todos los montos que sean pagaderos a Finlete durante el Plazo de todos los Contratos serán inmediatamente debidos y pagaderos; y (c) el Atleta reembolsará a Finlete todos los costos y gastos (incluidos los honorarios y costos relacionados de abogados) incurridos por Finlete en relación con la cobranza o el intento de cobrar dicho pago.

(c) Finlete se reserva el derecho de confiar en la información proporcionada por terceros para determinar las Ganancias Profesionales del Atleta, de las cuales se deben y adeudan los Pagos del Atleta bajo el presente. Si alguna de las Partes tiene motivos para creer que el cálculo de las Ganancias Profesionales, los Pagos del Atleta o los Pagos de Cuota es incorrecto o los montos entregados mediante retiro automático u otro medio bajo el presente son incorrectos, notificarán a la otra Parte y las Partes cooperarán razonablemente y trabajarán juntas de buena fe para corregir cualquier sobrepago o subpago a Finlete o al Atleta, según sea el caso.

Sección 2.07 Registros; Derechos de Auditoría. El Atleta mantendrá hasta al menos doce (12) meses después del final del Plazo, registros de todos los Formularios W-2 del IRS relacionados con las Ganancias Profesionales durante el Plazo. Durante el Plazo y por doce (12) meses después de este, Finlete o sus representantes podrán, no más de una vez cada doce (12) meses y con no menos de diez (10) días de antelación por escrito, inspeccionar y hacer copias de las declaraciones de impuestos del Atleta y otros registros y acuerdos comerciales para verificar el monto de los Pagos del Atleta. Dicha auditoría será a costo y gasto exclusivo de Finlete; sin embargo, si una auditoría revela un subpago de cualquier Pago del Atleta adeudado mayor al cinco por ciento (5%), el Atleta reembolsará prontamente a Finlete por cada subpago junto con los intereses según lo dispuesto en la cláusula (a) de la Sección 2.06(b) y, además del reembolso de cualquier subpago(s), el Atleta también reembolsará prontamente a Finlete por los costos razonables de la auditoría.

Artículo 3. LICENCIA, APARICIONES, VIDEOS, AUTÓGRAFOS, EVENTOS Y DERECHO DE PREFERENCIA

Sección 3.01 Apariciones; Videos.

(a) El Atleta realizará apariciones personales virtuales (es decir, a través de Zoom, WhatsApp u otra plataforma electrónica de video por internet o proveedor de comunicaciones) en nombre de Finlete durante un período de diez (10) años, como sigue:

Número Mínimo de Apariciones:	Dos (2) apariciones cada año calendario del Plazo.
Fecha:	A ser acordada mutuamente por las Partes.
Hora o Duración:	30 minutos cada una.
Responsabilidades:	El Atleta saludará y conocerá a los asistentes en una reunión virtual; realizará entrevistas con los medios; y proporcionará comentarios motivacionales e inspiradores. Se puede proporcionar un traductor por parte de Finlete a solicitud.

(b) El Atleta grabará un (1) video en primera persona de sí mismo en el que anuncia con orgullo su asociación con Finlete mientras usa una camiseta y un sombrero de Finlete. Finlete escribirá el guión para el Atleta. La duración del video no deberá ser superior a sesenta (60) segundos. El Atleta completará esta obligación dentro de los treinta (30) días calendario posteriores a que Finlete proporcione el guión, la camiseta y el sombrero.

(c) El atleta deberá grabar cinco (5) videos en primera persona por temporada en los que se dirija a los aficionados-inversores y discuta sus recientes actuaciones en los partidos.

(d) El Atleta realizará cada aparición bajo este Acuerdo de manera que no empañe la reputación del Atleta o de Finlete y no deberá participar en lenguaje o comportamiento que sea ilegal o patentemente ofensivo.

(e) Finlete tendrá el derecho de publicar anuncios públicos, comunicados de prensa o publicidad anunciando las apariciones del Atleta bajo este Acuerdo.

Sección 3.02 Concesión de Licencia No Exclusiva a Finlete. En consideración por el derecho al Pago de Finlete y los otros términos y condiciones aquí establecidos, el Atleta otorga a Finlete, durante el Plazo, un derecho y licencia no exclusivos, transferibles, sub-licenciables, mundiales, libres de regalías y totalmente pagados para usar, copiar, modificar, hacer obras derivadas de, crear, tener creado, distribuir, tener distribuido, comerciar, tener comerciado, vender y tener vendido el nombre, imagen, semejanza, voz e historia personal y antecedentes del Atleta (colectivamente, dicho nombre, imagen, semejanza, voz e historia personal y antecedentes o cualquier porción de los mismos pueden ser referidos aquí como "NIL") en cualquier medio ahora conocido o posteriormente inventado y combinarlos con materiales digitales o físicos creados por o a través de Finlete o sus subsidiarias o afiliadas o con terceros para cualquier propósito permitido por la ley, incluyendo sin limitación: (i) venta o distribución de imágenes, fotografías, grabaciones de audio y video, imágenes digitales, contenido en redes sociales, publicidad, ventas y marketing, folletos, libros, revistas, otras publicaciones, CD, DVD, cintas, autógrafos y productos autografiados digitales y físicos; (ii) desarrollo, producción, coordinación, promoción y recaudación de tarifas en conexión con eventos y experiencias que involucren al Atleta o el NIL del Atleta; (iii) promoción y publicidad de Finlete o cualquier subsidiaria o afiliada de Finlete. La licencia otorgada a Finlete en la oración inmediatamente anterior puede ser referida aquí como el "Uso Permitido".

Sección 3.03 Liquidación del Uso Permitido. Tras la expiración o terminación de este Acuerdo, Finlete, sus subsidiarias y afiliadas tendrán doce (12) meses para liquidar cualquier inventario de productos que exista a la fecha de expiración o terminación de este Acuerdo. La liquidación será consistente con los convenios establecidos en la cláusula (d) de la Sección 5.01 y será gobernada por la supervivencia de los términos y condiciones aquí descritos en la Sección 10.06.

Sección 3.04 Autógrafos; Eventos del Equipo.

(a) El Atleta deberá anualmente durante el Plazo, si es solicitado por Finlete por escrito (el correo electrónico será suficiente), firmar al menos cien (100) artículos proporcionados al Atleta por Finlete. Los artículos para que el Atleta firme serán seleccionados por Finlete y entregados al Atleta a cargo exclusivo de Finlete. Finlete tendrá todos los derechos, títulos e intereses en dichos artículos autografiados. A elección de Finlete, dichos autógrafos pueden ser realizados (a) en persona en una reunión entre el Atleta y un representante de Finlete en un tiempo y lugar mutuamente acordados (dicha reunión en persona no excederá de una hora); o (b) remotamente mediante el uso de un servicio de envío o mensajería de buena reputación seleccionado por Finlete y a expensas de Finlete, en cuyo caso el Atleta devolverá los artículos autografiados a Finlete de la manera prescrita por Finlete dentro de los treinta (30) días después de recibir dichos artículos. El Atleta puede, a su elección, agregar frases o mensajes personalizados de buen gusto o apropiados a los artículos autografiados para los destinatarios designados por Finlete, que no tiendan a empañar la reputación del Atleta o de Finlete.

(b) Durante el Plazo, el Atleta permitirá que dos (2) representantes de Finlete o sus inversionistas asistan a 5 juegos al año en los que el Atleta participe conforme a un Contrato, sin costo adicional para Finlete o sus designados.

Sección 3.05 Obligaciones de Finlete. Finlete no tendrá deberes hacia el Atleta más allá de proporcionar el Pago de Finlete y cumplir con los términos de este Acuerdo. Para evitar dudas, Finlete no tiene la obligación de proporcionar asesoramiento o apoyo al Atleta en relación con la carrera profesional o las ganancias del Atleta.

Sección 3.06 Derecho de Preferencia. No menos de diez (10) días antes de vender, transferir, intercambiar o gravar (colectivamente, cualquier comportamiento similar puede ser referido aquí como una "Transferencia") cualquier interés en ganancias futuras, ya sean Ganancias Profesionales u otra forma de ganancias relacionadas con la carrera del Atleta, como ganancias por endosos, el Atleta deberá proporcionar a Finlete una notificación por escrito de la intención del Atleta de Transferir un interés en ganancias futuras junto con los términos y condiciones de la Transferencia propuesta. Finlete tendrá la opción, ejercitable a su exclusiva discreción, de adquirir el interés adicional en ganancias futuras ofrecido por o al Atleta en los mismos términos y condiciones descritos en la Transferencia (dicha opción se refiere aquí como el "ROFR"). Finlete tendrá treinta (30) días a partir de la fecha de recepción de la notificación escrita del Atleta para ejercer el ROFR. El ROFR de Finlete terminará en la primera de las siguientes fechas: (a) cuando Finlete decline el ROFR o (b) 30 días después de recibir la notificación escrita del Atleta de la Transferencia propuesta. Para evitar dudas, esta Sección 3.06 no se aplica a las ganancias no relacionadas con el béisbol, como las ganancias de bienes raíces o inversiones similares.

Artículo 4.   DERECHOS DE INFORMACIÓN

Sección 4.01 Informes Anuales. Si y después de que el Atleta sea Seleccionado por un Equipo, dentro de los diez (10) días hábiles después de cada aniversario de la Fecha Efectiva, el Atleta deberá proporcionar a Finlete todos los Formularios W-2 del IRS del Atleta para todas las Ganancias Profesionales del período de doce (12) meses anterior.

Sección 4.02 Cambios Materiales. Sujeto al cumplimiento del Atleta con todas las reglas, regulaciones, estándares o requisitos aplicables, el Atleta notificará prontamente a Finlete por escrito si en cualquier momento durante el Plazo, cualquiera de las representaciones, garantías o convenios hechos por el Atleta en el Anexo A se vuelven falsos o inexactos en cualquier aspecto material.

Sección 4.03 Contratos. El Atleta notificará prontamente a Finlete por escrito y proporcionará copias de todos los Contratos y copias de todos los documentos y correspondencia relevantes relacionados con cada una de las siguientes situaciones (incluidas copias de todos los Contratos) en caso de que (a) el Atleta reciba cualquier notificación de terminación, cancelación, incumplimiento o incumplimiento de cualquier Contrato; (b) el Atleta se entere de cualquier evento que con el paso del tiempo o la notificación, o ambos, resultaría en cualquier incumplimiento material, incumplimiento o evento de incumplimiento por parte del Atleta bajo cualquier Contrato; (c) el Atleta se entere de que cualquier otra parte de cualquier Contrato está en incumplimiento material del mismo; o (d) existan renegociaciones pendientes o derechos de renegociar cualquier monto pagado o pagadero al Atleta bajo cualquier Contrato con cualquier persona o entidad, o el Atleta reciba cualquier demanda para dicha renegociación.

Sección 4.04 Información Adicional. El Atleta proporcionará prontamente a Finlete la información adicional que Finlete solicite razonablemente de vez en cuando en relación con las Ganancias Profesionales; siempre que Finlete haga esfuerzos comercialmente razonables para limitar dichas solicitudes a no más de una vez por trimestre calendario.

Artículo 5.   REPRESENTACIONES, GARANTÍAS Y CONVENIOS.

Sección 5.01 Representaciones, Garantías y Convenios Mutuos. Cada Parte, por la presente, representa y garantiza a la otra Parte que (a) tiene todo el poder y la autoridad necesarios para ejecutar y entregar este Acuerdo, cumplir con sus obligaciones bajo este Acuerdo y consumar las transacciones contempladas por este Acuerdo; (b) según el conocimiento de cada Parte, no es Parte de ningún acuerdo o entendimiento con ningún tercero que interfiera o interfiera con el cumplimiento de sus obligaciones bajo este Acuerdo; (c) ha tomado todas las medidas necesarias para hacer que este Acuerdo sea una obligación válida y vinculante de dicha Parte; y (d) las Partes cooperarán razonablemente en la liquidación rápida y ordenada de productos en inventario a partir de la fecha de expiración o cualquier terminación de este Acuerdo por un período de doce (12) meses después de dicha expiración o terminación.

Sección 5.02 Representaciones, Garantías y Convenios del Atleta. El Atleta, por la presente, representa, garantiza y conviene según corresponda a Finlete que (a) las declaraciones contenidas en el Anexo A son y serán verdaderas y correctas a partir de la Fecha Efectiva; (b) el Atleta no estructurará intencionalmente ningún Contrato para evitar realizar pagos que de otro modo serían pagaderos bajo este Acuerdo; y (c) el Atleta no ha celebrado ningún acuerdo con ninguna otra persona o entidad, excepto con los Agentes Certificados de Major League Baseball (según se define en los Reglamentos de MLBPA), bajo el cual dicha persona o entidad tiene el derecho de recibir cualquier parte de las Ganancias Profesionales del Atleta, ya sea en forma de cualquier comisión, regalía u otro pago basado en un porcentaje o monto fijo; (d) después de la Fecha Efectiva, el Atleta no otorgará ningún derecho descrito en la cláusula (c) de la Sección 5.02 a ningún tercero sin el consentimiento previo por escrito de Finlete; (e) el Atleta ha leído y entendido cuidadosamente este Acuerdo y comprende que ha tenido la oportunidad de consultar con un abogado, agente y asesor financiero antes de firmar este Acuerdo, y el Atleta está celebrando este Acuerdo de su propia voluntad y sin coacción; y (f) el Atleta entiende el riesgo de que si el Atleta tiene una carrera exitosa, los pagos a Finlete pueden exceder sustancialmente el Pago de Finlete.

Sección 5.03 Renuncia de Responsabilidad. EXCEPTO COMO SE ESTABLECE EXPRESAMENTE EN ESTE ACUERDO, NINGUNA DE LAS PARTES HACE NINGUNA REPRESENTACIÓN O GARANTÍA, YA SEA EXPRESA O IMPLÍCITA, Y EN LA MAYOR MEDIDA PERMITIDA POR LA LEY APLICABLE, CADA PARTE RENUNCIA EXPRESAMENTE A TODAS LAS DEMÁS REPRESENTACIONES Y GARANTÍAS, INCLUYENDO CUALQUIER GARANTÍA DE DISEÑO, COMERCIABILIDAD, IDONEIDAD PARA UN PROPÓSITO PARTICULAR, TÍTULO O NO INFRACCIÓN DE DERECHOS DE TERCEROS O GARANTÍAS QUE SURJAN DE UN CURSO DE NEGOCIACIÓN, CURSO DE EJECUCIÓN, USO O PRÁCTICA COMERCIAL. FINLETE RENUNCIA A LA RESPONSABILIDAD POR CUALQUIER RECLAMACIÓN POR COMISIÓN O CUALQUIER FORMA DE COMISIÓN POR PARTE DE CUALQUIER AGENTE DEL JUGADOR.

Artículo 6. INFORMACIÓN CONFIDENCIAL

Sección 6.01 Información Confidencial. Los términos de este Acuerdo y cualquier información adicional proporcionada por Finlete al Atleta antes y durante el Plazo que Finlete designe como Información Confidencial, ya sea oralmente o por escrito, se considerarán "Información Confidencial".

Sección 6.02 Restricciones de Uso y Divulgación. El Atleta deberá: (a) proteger la Información Confidencial de la difusión y el uso no autorizados; (b) usar la Información Confidencial solo para el cumplimiento de este Acuerdo, el ejercicio de cualquier derecho bajo este Acuerdo; (c) no divulgar la Información Confidencial o cualquier parte de la misma, excepto como se establece en la Sección 6.03; (d) tomar cualquier acción necesaria (o autorizar a Finlete a hacerlo en nombre del Atleta) para prevenir o remediar cualquier incumplimiento de las obligaciones de confidencialidad aquí establecidas o cualquier otra divulgación no autorizada de cualquier Información Confidencial; y (e) no eliminar o destruir ninguna leyenda o marca propietaria o confidencial colocada o contenida dentro de la Información Confidencial.

Sección 6.03 Exclusiones. Las restricciones anteriores sobre divulgación y uso no se aplicarán a ninguna Información Confidencial que: (a) sea o se haga pública sin ningún acto u omisión del Atleta; (b) haya sido conocida por el Atleta sin restricción confidencial o propietaria antes de recibirla de Finlete; o (c) se haga conocida por el Atleta sin restricción confidencial o propietaria. Además, el Atleta puede usar o divulgar la Información Confidencial si: (i) es aprobado por escrito por Finlete; o (ii) el Atleta está legalmente obligado a divulgar dicha Información Confidencial, siempre que antes de la divulgación, el Atleta coopere con Finlete, a expensas de Finlete, en la protección contra cualquier divulgación de este tipo y/o la obtención de una orden de protección que limite el alcance de dicha divulgación y/o uso de la Información Confidencial. El Atleta puede divulgar los términos y condiciones de este Acuerdo: (A) de manera confidencial a sus asesores legales; (B) de manera confidencial a cualquier persona o agencia con la que el Atleta haya firmado un Contrato para servir como atleta y los contadores y asesores del Atleta; y (C) en relación con la ejecución de este Acuerdo o cualquier derecho bajo este.

Sección 6.04 Alivio Equitativo. Las Partes acuerdan que debido a la naturaleza única de la Información Confidencial, la divulgación o el uso no autorizados de la Información Confidencial por parte del Atleta o cualquier otro incumplimiento de cualquier disposición de este Artículo VI causará un daño irreparable y significativo a Finlete, cuya extensión será difícil de determinar y para la cual no habrá un remedio adecuado en derecho. En consecuencia, el Atleta acuerda que Finlete, además de cualquier otro recurso disponible, tendrá el derecho de buscar una orden judicial inmediata y otro alivio equitativo que prohíba cualquier incumplimiento o amenaza de incumplimiento de este Artículo VI sin la necesidad de presentar una fianza u otra garantía. El Atleta notificará por escrito a Finlete inmediatamente al enterarse de cualquier incumplimiento o amenaza de incumplimiento de este tipo.

Artículo 7. INDEMNIZACIÓN.

Sección 7.01 Indemnización por parte del Atleta. El Atleta defenderá, indemnizará y mantendrá indemne a Finlete, sus afiliados, directores, empleados, agentes, representantes, consultores y contratistas independientes (colectivamente, las "Partes Indemnizadas de Finlete") de y contra cualquier reclamación, pérdida, responsabilidad, gasto, daño, lesión, perjuicio, acuerdo o costo en conexión con, resultante de o derivado directa o indirectamente (ya sea que involucre a un tercero o no): (a) cualquier incumplimiento por parte del Atleta, incluyendo directa o indirectamente por cualquier afiliado, agencia, agente u otro representante de terceros del Atleta, de cualquiera de los términos, convenios, condiciones, representaciones o garantías contenidas en este Acuerdo; (b) demandas de comisiones u otras de cualquier agente u otro representante de terceros del Atleta; (c) cualquier Uso Permitido en la medida en que no haya una determinación final en relación con ello de negligencia grave o fraude por parte de las Partes Indemnizadas de Finlete; o (d) hacer cumplir los derechos de indemnización de las Partes Indemnizadas de Finlete en virtud del presente.

Sección 7.02 Proceso de Indemnización. En caso de que una Parte Indemnizada de Finlete reciba o realice cualquier reclamación o demanda o el inicio de cualquier procedimiento (una "Reclamación"), la Parte Indemnizada de Finlete deberá entregar prontamente una notificación por escrito al Atleta de la Reclamación; siempre que el retraso o la falta de notificación al Atleta no eximan al Atleta de ninguna responsabilidad que pueda tener hacia la Parte Indemnizada de Finlete, excepto en la medida en que la defensa de dicha Reclamación sea perjudicada por el retraso o la falta de notificación de la Parte Indemnizada de Finlete. Dicha notificación describirá con detalle razonable (en la medida en que lo conozca la Parte Indemnizada de Finlete) los hechos que constituyen la base de dicha Reclamación y el monto de los daños reclamados. Dentro de los diez (10) días posteriores a la entrega de dicha notificación, el Atleta podrá, mediante notificación por escrito a la Parte Indemnizada de Finlete, asumir el control de la defensa de dicha Reclamación con un abogado seleccionado por el Atleta, sujeto a la aprobación de la Parte Indemnizada de Finlete, la cual no será denegada, condicionada o retrasada de manera irrazonable. Si el Atleta no asume el control de la defensa de la Reclamación a tiempo, la Parte Indemnizada de Finlete tendrá el derecho de controlar dicha defensa, pero el Atleta seguirá siendo responsable del reembolso rápido a Finlete de los honorarios razonablemente incurridos por Finlete, incluidos los honorarios razonables de abogados, testigos expertos, contadores y otros profesionales. El Atleta tendrá el derecho de participar en dicha defensa a su propio costo. Si el Atleta controla la defensa, no acordará ningún acuerdo o la entrada de cualquier juicio que surja de cualquier Reclamación sin el consentimiento previo por escrito de la Parte Indemnizada de Finlete, el cual no será denegado, condicionado o retrasado de manera irrazonable.

Artículo 8.   LIMITACIÓN DE RESPONSABILIDAD.

NO OBSTANTE CUALQUIER COSA EN CONTRARIO EN ESTE ACUERDO Y EN LA MAYOR MEDIDA PERMITIDA POR LA LEY: (A) EN NINGÚN CASO FINLETE SERÁ RESPONSABLE POR CUALQUIER DAÑO O PÉRDIDA POR PÉRDIDA DE BENEFICIOS, PÉRDIDA DE NEGOCIOS, INTERRUPCIÓN DE NEGOCIOS O POR CUALQUIER DAÑO INDIRECTO, ESPECIAL, INCIDENTAL, PUNITIVO O CONSECUENTE DE NINGÚN TIPO O OTRA PÉRDIDA ECONÓMICA QUE SURJA O SE RELACIONE CON ESTE ACUERDO, INCLUSO SI FINLETE HA SIDO ADVERTIDO DE LA POSIBILIDAD DE DICHOS DAÑOS, SIN IMPORTAR CÓMO FUERON CAUSADOS; Y (B) EN LA MEDIDA MÁXIMA PERMITIDA POR LA LEY APLICABLE, LA RESPONSABILIDAD TOTAL DE FINLETE QUE SURJA O SE RELACIONE CON ESTE ACUERDO O SU OBJETO BAJO CUALQUIER TEORÍA LEGAL (YA SEA EN CONTRATO, AGRAVIO, INDEMNIZACIÓN O DE OTRO MODO), SI LA HUBIERA, NO EXCEDERÁ EL MONTO DEL PAGO DE FINLETE. EL JUGADOR LIBERA A LAS PARTES INDEMNIZADAS DE FINLETE DE CUALQUIER RECLAMACIÓN, PÉRDIDA O DAÑO BAJO CUALQUIER TEORÍA LEGAL O EQUITATIVA QUE SURJA O ESTÉ RELACIONADA CON CUALQUIER USO PERMITIDO POR LAS PARTES INDEMNIZADAS DE FINLETE ESTABLECIDO EN LA Sección 3.02.

Artículo 9.   RESOLUCIÓN DE DISPUTAS

Sección 9.01 Arbitraje Vinculante. Todas las reclamaciones con un valor de $100,000 o más que surjan de o se relacionen con este Acuerdo, incluyendo su formación, desempeño e incumplimiento, así como cualquier controversia relacionada con la relación de las Partes entre sí, se resolverán finalmente mediante arbitraje vinculante administrado por JAMS de acuerdo con las disposiciones de sus Reglas y Procedimientos de Arbitraje Integral disponibles en https://www.jamsadr.com/rules-comprehensive-arbitration, excluyendo cualquier regla o procedimiento que rija o permita acciones colectivas. Las reclamaciones menores a $100,000 se regirán por las Reglas de Arbitraje Simplificado de JAMS, disponibles en https://www.jamsadr.com/rules-streamlined-arbitration/, excluyendo cualquier regla o procedimiento que rija o permita acciones colectivas.

(a) Una demanda de arbitraje se realizará dentro de un tiempo razonable después de que haya surgido la reclamación, disputa u otro asunto en cuestión y, en ningún caso, se realizará más de dos años después de que la Parte agraviada supiera o debiera haber sabido de la controversia, reclamación, disputa o incumplimiento.

(b) Las Partes negociarán de buena fe para acordar la selección de un árbitro. Si las Partes no pueden acordar un árbitro, el árbitro será un juez retirado o abogado con no menos de diez (10) años de experiencia en la resolución de disputas entre partes en deportes profesionales, cuya selección procederá bajo la Regla 12 de las Reglas de Arbitraje Simplificado de JAMS.

(c) El árbitro, y no cualquier tribunal federal, estatal o local o agencia, tendrá la autoridad exclusiva para resolver todas las disputas que surjan de o se relacionen con la interpretación, aplicabilidad, exigibilidad o formación de este Acuerdo, incluyendo, entre otros, cualquier reclamación de que todos o parte de los términos de este Acuerdo son nulos o anulables o si una reclamación está sujeta a arbitraje. El árbitro estará facultado para otorgar cualquier reparación que esté disponible en un tribunal según la ley o en equidad. El juicio del árbitro se memorializará en una opinión que establezca los hechos y conclusiones legales, que no excederá de diez (10) páginas, y será vinculante para las Partes y podrá ser ingresado como un juicio en cualquier tribunal de jurisdicción competente.

(d) Las Partes entienden que, en ausencia de esta disposición obligatoria, tendrían el derecho de demandar en la corte y tener un juicio con jurado. Además, entienden que, en algunos casos, los costos del arbitraje podrían exceder los costos del litigio y que el derecho a la obtención de pruebas podría ser más limitado en el arbitraje que en la corte.

(e) Si el Atleta intenta anular, invalidar o terminar este Acuerdo sin éxito en su totalidad o en parte, el Atleta acepta pagar todos los honorarios y costos legales incurridos por Finlete relacionados con el arbitraje o procedimiento legal en el que se haya realizado tal desafío.

(f) Las Partes acuerdan además que cualquier arbitraje se llevará a cabo únicamente en sus capacidades individuales y no como una acción colectiva u otra acción representativa, y las Partes renuncian expresamente a su derecho a presentar una acción colectiva o buscar una reparación en una base colectiva. LAS PARTES ACUERDAN QUE CADA UNA PUEDE PRESENTAR RECLAMACIONES CONTRA LA OTRA SOLO EN UNA CAPACIDAD INDIVIDUAL Y NO COMO DEMANDANTE O MIEMBRO DE UNA CLASE EN CUALQUIER PROCEDIMIENTO COLECTIVO O REPRESENTATIVO PROPUESTO. Si cualquier tribunal o árbitro determina que la renuncia a la acción colectiva establecida en este párrafo es nula o inaplicable por cualquier motivo o que un arbitraje puede proceder en una base colectiva, entonces las disposiciones de arbitraje establecidas en esta Sección 9.01 serán nulas en su totalidad y las Partes se considerarán que no han acordado arbitrar disputas.

(g) Los procedimientos de arbitraje y el laudo arbitral serán mantenidos por las Partes como estrictamente confidenciales, excepto cuando sea requerido por orden judicial o cuando sea necesario para confirmar, anular o hacer cumplir el laudo y para la divulgación en confianza a los abogados, asesores fiscales y alta dirección de las Partes y a los miembros de la familia del Atleta.

(h) Cualquier arbitraje se llevará a cabo en San Diego, California. Las Partes acuerdan someterse a la jurisdicción personal de los Tribunales Seleccionados (según se define a continuación) para obligar al arbitraje, suspender procedimientos pendientes de arbitraje o confirmar, modificar, anular o ingresar el laudo emitido por el árbitro.

Sección 9.02 Ley Aplicable. Este Acuerdo se interpretará de acuerdo con y se regirá por las leyes del Estado de Nueva York, según se aplican a acuerdos firmados y ejecutados en su totalidad dentro del Estado de Nueva York. Sujeto a las disposiciones de la Sección 9.01, cada una de las Partes (a) consiente irrevocablemente y acuerda que cualquier acción legal o procedimiento equitativo que surja de o en conexión con este Acuerdo se llevará a cabo exclusivamente en los tribunales estatales de Florida o en los tribunales federales de los Estados Unidos con jurisdicción en la ciudad de Nueva York, Nueva York (los "Tribunales Seleccionados"). Mediante la ejecución y entrega de este Acuerdo, cada Parte por la presente se somete irrevocablemente a y acepta, en relación con cualquier acción o procedimiento de este tipo, de manera general e incondicional, la jurisdicción de los Tribunales Seleccionados y renuncia irrevocablemente a cualquier y todos los derechos que dicha Parte pueda tener ahora o en el futuro para objetar dicha jurisdicción.

Artículo 10.   TÉRMINO Y TERMINACIÓN.

Sección 10.01 Término. Este término de este Acuerdo comenzará en la Fecha Efectiva y, a menos que sea terminado antes por cualquiera de las Partes de acuerdo con este Acuerdo, continuará en pleno vigor y efecto hasta el vigésimo quinto (25º) aniversario de la Fecha Efectiva (el "Plazo").

Sección 10.02 Terminación por Consentimiento Mutuo. El Acuerdo puede ser terminado por consentimiento mutuo por escrito del Atleta y Finlete.

Sección 10.03 Terminación por Incumplimiento. Cualquiera de las Partes puede terminar este Acuerdo si la otra Parte está en incumplimiento de este Acuerdo y no subsana dicho incumplimiento dentro de los treinta (30) días posteriores a la entrega de una notificación por escrito de dicho incumplimiento por la Parte no incumplidora.

Sección 10.04 Terminación por Muerte. Si el Atleta muere antes de la expiración del Plazo de este acuerdo, este Acuerdo permanecerá en vigor por el resto del Plazo y se aplicará a todas las Ganancias Profesionales ganadas o recibidas después de la muerte del Atleta durante el Plazo.

Sección 10.05 Disposiciones de Terminación Adicionales. Este Acuerdo no se termina por jubilación voluntaria o liberación incondicional bajo ninguna circunstancia.

Sección 10.06 Efecto de la Terminación. Las disposiciones de la Sección 2.01, Sección 2.02 (en la medida en que cualquier Pago del Atleta adeudado bajo esta sección siga siendo pagadero después de la terminación o expiración de este Acuerdo), y la Sección 2.03, Sección 2.04, Sección 2.06, Sección 2.07, Artículo IV, Artículo V, Artículo VI, Artículo VII, Artículo VIII, Sección 10.04 y Artículo XI sobrevivirán a la expiración o cualquier terminación de este Acuerdo, y las disposiciones de la Sección 3.02, excepto los derechos para hacer, desarrollar o tener hechos o desarrollados nuevos productos, eventos o experiencias, sobrevivirán durante doce (12) meses después de la expiración o cualquier terminación de este Acuerdo. La terminación de este Acuerdo por cualquiera de las Partes según lo dispuesto en la Sección 10.03 no actuará como una renuncia a cualquier incumplimiento de este Acuerdo y no actuará como una liberación de ninguna de las Partes de cualquier responsabilidad (incluyendo sin limitación por pagos) por el incumplimiento de las obligaciones de dicha Parte bajo este Acuerdo. Ninguna de las Partes será responsable ante la otra Parte por daños de ningún tipo únicamente como resultado de la terminación de este Acuerdo de acuerdo con sus términos, y la terminación de este Acuerdo por una Parte será sin perjuicio de cualquier otro derecho o recurso de dicha Parte bajo este Acuerdo o la ley aplicable.

Artículo 11. DISPOSICIONES GENERALES.

Sección 11.01 Notificaciones. Cualquier notificación, solicitud, demanda u otra comunicación requerida o permitida aquí deberá ser por escrito, incluyendo por correo electrónico, hará referencia a este Acuerdo y se considerará debidamente entregada: (a) cuando se entregue personalmente o cuando se confirme la recepción del correo electrónico o se reconozca expresamente; (b) siete (7) días después de haber sido enviada por correo registrado o certificado con acuse de recibo, con franqueo pagado; o (c) dos (2) días hábiles después del depósito con un servicio de mensajería exprés de la industria privada con confirmación por escrito de recepción. Todas las notificaciones se enviarán a la dirección establecida en la página de firmas de este Acuerdo (o a cualquier otra dirección designada por una Parte mediante notificación por escrito a la otra Parte conforme a esta Sección 11.01).

Sección 11.02 Cesión. Este Acuerdo no puede ser cedido en su totalidad o en parte, ya sea voluntariamente, por operación de la ley o de otro modo, por el Atleta. Finlete puede ceder sus derechos y obligaciones bajo este Acuerdo sin el consentimiento previo por escrito del Atleta. Sujeto a la oración anterior, los derechos y responsabilidades de las Partes aquí se vincularán y beneficiarán a sus respectivos cesionarios y sucesores y serán vinculantes para las Partes y sus sucesores y cesionarios permitidos.

Sección 11.03 No Desacreditación Mutua. Cada Parte se abstendrá de hacer, emitir, publicar o de otra manera difundir cualquier comentario o declaración despectiva o desfavorable (ya sea escrita u oral) sobre la otra Parte durante o después del Plazo; siempre que esta Sección 11.03 no prohíba a ninguna Parte ejercer sus derechos para iniciar una acción legal sujeta a los términos del Acuerdo, ni prohibirá a Finlete realizar cualquier presentación o divulgación según lo requerido por la ley, norma o regulación.

Sección 11.04 Renuncia. La renuncia por cualquiera de las Partes a un incumplimiento de o un incumplimiento bajo cualquier disposición de este Acuerdo deberá ser por escrito y no se interpretará como una renuncia a cualquier incumplimiento posterior de o incumplimiento bajo la misma o cualquier otra disposición de este Acuerdo, ni cualquier demora u omisión por parte de cualquiera de las Partes en ejercer o hacer valer cualquier derecho o recurso que tenga o pueda tener aquí operará como una renuncia a cualquier derecho o recurso.

Sección 11.05 Divisibilidad. Si la aplicación de cualquier disposición de este Acuerdo a cualquier hecho o circunstancia particular se considera inválida o inaplicable por un tribunal de jurisdicción competente, entonces (a) la validez y aplicabilidad de dicha disposición aplicada a cualquier otro hecho o circunstancia particular y la validez de otras disposiciones de este Acuerdo no se verán afectadas o menoscabadas de ninguna manera; y (b) dicha disposición se aplicará en la medida máxima posible para cumplir con la intención de las Partes y se reformará sin más acción por parte de las Partes en la medida necesaria para hacer que dicha disposición sea válida y aplicable.

Sección 11.06 Relación de las Partes. Nada contenido en este Acuerdo se considerará o interpretará como la creación de una empresa conjunta, sociedad, agencia, empleo o relación fiduciaria entre las Partes. Ninguna de las Partes ni sus agentes tienen autoridad de ningún tipo para vincular a la otra Parte en ningún aspecto. La relación de las Partes descrita en este Acuerdo es no exclusiva.

Sección 11.07 Idioma. Este Acuerdo puede ser proporcionado a las Partes en varios idiomas además del inglés. Todas las versiones tendrán el mismo efecto legal. En caso de una inconsistencia entre cualquier término de este Acuerdo y cualquier traducción a cualquier idioma distinto del inglés, el significado en inglés prevalecerá y controlará en la medida de la inconsistencia.

Sección 11.08 Acuerdo Completo. Este Acuerdo y cualquier anexo adjunto al presente e incorporado aquí por referencia constituyen el acuerdo completo entre las Partes en relación con el objeto del mismo y reemplazan todas las representaciones, discusiones, propuestas, negociaciones, condiciones, acuerdos y comunicaciones anteriores o contemporáneas, ya sean orales o escritas, entre las Partes relacionadas con el objeto de este Acuerdo, incluyendo cualquier hoja de términos de Finlete firmada por las Partes. Ninguna enmienda o modificación de cualquier disposición de este Acuerdo será efectiva a menos que sea por escrito y esté firmada por un signatario debidamente autorizado de cada uno de Finlete y el Atleta.

Sección 11.09 Contrapartes. Este Acuerdo puede ser ejecutado en múltiples contrapartes, cada una de las cuales se considerará un original y todas las cuales, tomadas juntas, constituirán un solo instrumento. Las contrapartes pueden ser entregadas por fax, correo electrónico (incluyendo PDF o cualquier firma electrónica que cumpla con la Ley ESIGN de 2000 de los EE. UU., por ejemplo, www.docusign.com) u otro método de transmisión, y cualquier contraparte así entregada se considerará debidamente y válidamente entregada y será válida y efectiva para todos los propósitos.

(Firmas aparecen en la página siguiente.)

EN TESTIMONIO DE LO CUAL, las Partes han causado que este Acuerdo sea ejecutado por representantes debidamente autorizados de las Partes a partir de la Fecha Efectiva.

Atleta: Leonardo Abdiel Bernal



Firma:
Nombre: Leonardo Abdiel Bernal

Dirección para notificaciones:

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Correo electrónico: ████████████████████████████

Finlete Funding Inc.



Por:
Nombre: George Robert Connolly
Título: Chief Executive Officer

Dirección para notificaciones:

Finlete Funding Inc.
Atención: George Robert Connolly
350 10th Ave Ste 1000
San Diego, California 92101
Correo electrónico: rob@finlete.com

Anexo 1

Instrucciones de Transferencia Bancaria del Atleta

Nombre del Banco: _____

Dirección del Banco: _____

_____

_____

_____

Número de Cuenta: _____

Nombre de la Cuenta: _____

Número de Ruta / ABA: _____

ANEXO A

Cuestionario del Atleta

Revise cada una de las siguientes declaraciones y ponga sus iniciales junto a cada una donde se indique. Al poner sus iniciales junto a cada declaración a continuación, por la presente, usted representa, garantiza y conviene, según corresponda, que cada una de esas declaraciones es verdadera y completa.

Además, proporcione copias de todos los documentos u otra información específicamente solicitada como parte de las declaraciones a continuación.

ES IMPORTANTE QUE EL JUGADOR ASEGURE LA EXACTITUD Y COMPLETITUD DE TODA LA INFORMACIÓN PROPORCIONADA A FINLETE INC.

Iniciales:	Declaración:
LABC	1. Entiendo completamente los términos y condiciones del Acuerdo y he tenido la oportunidad de ser representado por un abogado, asesor fiscal y otros representantes profesionales de mi elección en la revisión, negociación y ejecución del Acuerdo y el cumplimiento de mis obligaciones bajo el mismo.
LABC	2. No he hecho ni haré ninguna concesión, licencia o cesión de ningún tipo que pueda entrar en conflicto con o afectar el disfrute completo de los derechos y privilegios otorgados a Finlete bajo el Acuerdo.
LABC	3. He revisado el contrato en mi idioma nativo o un idioma en el que soy fluido.
LABC	4. No requiero ningún consentimiento, aprobación, autorización o permiso de, ni presentación o notificación a, ninguna persona o entidad en relación con mi ejecución y entrega del Acuerdo y el cumplimiento de mis obligaciones bajo el mismo.
LABC	5. Excepto como se describe en el Anexo 1 adjunto, ninguna otra persona o entidad tiene derecho a recibir ninguna parte de mis Ganancias Profesionales en forma de comisión, regalía u otro pago basado en un porcentaje (o monto fijo, es decir, un arreglo de tarifa fija basado en un Contrato específico) de algunas o todas las Ganancias Profesionales. En la medida en que lo anterior no sea exacto, he asegurado todos los consentimientos necesarios para poner a disposición para revisión por parte de Finlete (y así lo he puesto a disposición) una copia completa de cada Contrato (o resumen del mismo si es un Contrato oral) en virtud del cual se deben dichos pagos.

LABL	6. No tengo conocimiento de ningún hecho o circunstancia que cause que los pagos bajo los Contratos sean materialmente menores a los montos especificados en los Contratos.
LABL	7. No tengo conocimiento de ningún incumplimiento material por parte de ninguna parte bajo ningún Contrato.
LABL	8. He pagado a tiempo todos los impuestos, tarifas o retenciones requeridas por cualquier autoridad gubernamental estatal, federal o internacional. También he presentado a tiempo todos los formularios y documentación requeridos en relación con dichos impuestos, tarifas o retenciones y no estoy sujeto a ninguna auditoría por parte de una autoridad gubernamental en relación con ningún impuesto o tarifa gubernamental. No estoy sujeto a ningún juicio o gravamen fiscal no satisfecho.
LABL	9. No he realizado negocios, solicitado o asegurado crédito ni recibido ninguna identificación gubernamental oficial bajo ningún nombre o alias que no sea el nombre listado en el Acuerdo.
LABL	10. Sin limitar el efecto de cualquier declaración en este Anexo A (Cuestionario del Atleta), todos los documentos e información que he proporcionado y proporcionaré a Finlete en relación con el Acuerdo son verdaderos, correctos y completos en todos los aspectos materiales, excepto con respecto a cualquier declaración que, por sus términos, ya esté limitada en cuanto a materialidad. Mis respuestas a este cuestionario (y cualquier documento u otra información proporcionada por mí a Finlete en relación con el Acuerdo) no contienen y no contendrán ninguna declaración falsa ni omiten declarar un hecho material necesario para que cualquiera de dicha información no sea engañosa a la luz de las circunstancias en las que se proporcionó.

Nombre del Atleta: Leonardo Abdiel Bernal

Firma del Atleta:

Fecha: 10/12/24

ANEXO B

Al poner sus iniciales a continuación, usted declara que ha leído y entendido cada declaración y que es consistente con su entendimiento de este Acuerdo:

Iniciales:	Declaración:
LABC	1. Al firmar este Acuerdo, recibirá hasta $680,000.
CABL	2. A cambio de hasta $680,000, ha acordado dar a Finlete hasta el 5% de sus futuras Ganancias Profesionales según lo descrito en el acuerdo.
LABC	3. Como ejemplo, si gana $500 millones de USD en Ganancias Profesionales durante los 25 años a partir de la fecha en que firma este acuerdo y Finlete le ha pagado $680,000, deberá pagar a Finlete $25 millones de USD a medida que gane ese dinero.
LABC	4. Tendrá que pagar impuestos a los Estados Unidos sobre el dinero que recibe de Finlete si así lo requiere la ley.
LABC	5. Si no es Seleccionado, no deberá ningún pago a Finlete.
LABC	6. Pagará a Finlete según lo establecido en el Acuerdo.
LABC	7. Si no paga a Finlete cuando esté obligado a hacerlo, estará en incumplimiento de este Acuerdo y Finlete buscará hacer cumplir el contrato en su contra. Si Finlete tiene éxito, deberá a Finlete todo el dinero adeudado bajo este Acuerdo, incluidos los intereses sobre los montos no pagados y el monto razonablemente gastado (incluidos los honorarios legales y otros costos de cobro) para hacer cumplir este Acuerdo.
LABC	8. Entiende que antes de vender, transferir, intercambiar o gravar cualquier interés adicional en cualquier ganancia futura relacionada con su carrera de MMA (como ganancias por endosos), debe proporcionar a Finlete una notificación por escrito de su intención de proceder con la oportunidad y Finlete tendrá el derecho de evaluar esa oportunidad y se reserva un derecho de preferencia para adquirir el interés adicional en dichas ganancias en términos sustancialmente similares.

Nombre: Leonardo Abdiel Bernal   Firma:

ANEXO 1

Lista de personas o entidades que tienen derecho a recibir alguna parte de las Ganancias Profesionales del Atleta y detalles sobre todos esos derechos:

ANEXO C

CARTA DE INSTRUCCIÓN DE PAGO IRREVOCABLE

[FECHA]

[FUENTE DE GANANCIAS PROFESIONALES] [DIRECCIÓN]

Atención: [NOMBRE]

Re: Pago de Montos a Finlete Funding Inc. ("Finlete")

Señoras y Señores:

Leonardo Abdiel Bernal ("Atleta") ha celebrado un acuerdo con Finlete en virtud del cual, entre otras cosas, el Atleta ha otorgado a Finlete un interés en todos los dineros brutos u otra consideración de cualquier tipo, según se define a continuación (las "Ganancias Profesionales"), que el Atleta pueda ganar de [INSERTAR FUENTE DE GANANCIAS PROFESIONALES] ("Pagador") conforme a [INSERTAR DESCRIPCIÓN DEL CONTRATO O ACUERDO] (el "Acuerdo"). El monto del interés otorgado a Finlete es igual al [PORCENTAJE]% de las "Ganancias Profesionales" del Atleta, que se define como todas las ganancias brutas antes de impuestos pagadas o pagaderas al Atleta durante el Plazo definido a continuación por el Pagador (el "Pago del Atleta"). Dichas ganancias incluirán, sin limitación, cualquier salario, salario (incluido el salario del Atleta pagadero por el Pagador), bonificaciones (incluidas bonificaciones diferidas), pagos realizados al Atleta por la participación del Atleta en cualquier evento y cualquier otra compensación ganada por el Atleta en su servicio al Pagador. Las Ganancias Profesionales serán exclusivas de cualquier deducción por impuestos o en relación con el pago de agentes, asesores financieros y cualquier otro arreglo de honorarios basado en un porcentaje de los ingresos del Atleta (o cualquier parte de los mismos).

Los Pagos del Atleta pagaderos a Finlete se pagarán [_____].

No obstante cualquier cosa en contrario contenida en el Acuerdo o cualquier instrucción previa recibida por el Pagador, a menos y hasta que el Pagador reciba instrucciones por escrito de Finlete en contrario, a partir de la fecha de esta carta, todos los Pagos del Atleta de cualquier monto pagadero por el Pagador al Atleta conforme al Acuerdo se entregarán concurrentemente con cualquier pago de los montos restantes adeudados al Atleta mediante transferencia bancaria de fondos federales o transferencia de depósito electrónico directamente a la siguiente cuenta bancaria:

[INSERTAR INSTRUCCIONES DE TRANSFERENCIA]

En caso de que el Pagador reciba instrucciones diferentes de Finlete con respecto a la disposición de los Pagos del Atleta, (a) el Pagador está por la presente irrevocablemente autorizado y dirigido a seguir dichas instrucciones sin consultar la autoridad de Finlete para dar dichas instrucciones. Finlete reconoce que cualquier instrucción de Finlete al Pagador debe ser enviada a:
_____ Atención: _____;
y (b) dichas instrucciones solo proporcionarán que los Pagos del Atleta se envíen a una sola cuenta de depósito de Finlete.

Excepto solo como se establece expresamente aquí con respecto a las instrucciones de depósito aplicables, esta Carta de Instrucción de Pago Irrevocable no puede ser cambiada, modificada o terminada, excepto por acuerdo por escrito firmado por Finlete, el Pagador y el Atleta.

Por favor, reconozcan la recepción de y acuerdo con lo anterior firmando en el espacio proporcionado a continuación.

Reconocido y Aceptado:

Para Finlete Funding Inc.:   Para [FUENTE DE GANANCIAS PROFESIONALES]:

Por: _____   Por: _____

NOMBRE: _____   NOMBRE: _____

TÍTULO: _____   TÍTULO: _____

DIRECCIÓN: _____   DIRECCIÓN: _____

_____   _____

Atleta: Leonardo Abdiel Bernal

Firma: _____

Imprimir: _Leonardo Bernal_____

Dirección Postal: _____

_____

_____

Correo Electrónico: _____

Número de Teléfono: _____

ANEXO D

Consentimiento Conyugal

(solo requerido si el Atleta está casado)

Yo, [_____], siendo el cónyuge de Leonardo Abdiel Bernal, quien es signatario de ese cierto Acuerdo entre mi cónyuge y Finlete INC. ("Finlete"), fechado a partir de [INSERTAR FECHA] (según se enmiende, reformule, modifique o complemente de vez en cuando, el "Acuerdo"; los términos en mayúsculas usados pero no definidos aquí tendrán el significado asignado a dichos términos en el Acuerdo). He tenido la oportunidad de consultar con un asesor legal respecto a este consentimiento y al Acuerdo; y soy consciente de que, según las disposiciones del Acuerdo, mi cónyuge acuerda otorgar un porcentaje de las Ganancias Profesionales de mi cónyuge en la forma de todos los derechos, títulos e intereses en las ganancias de mi cónyuge provenientes de Contratos, lo que puede incluir un interés en la propiedad comunitaria que pueda tener, si la hubiera. Por la presente, reconozco que mi cónyuge ha vendido, asignado y transferido un interés en las Ganancias Profesionales de mi cónyuge a Finlete en los términos y sujeto a las condiciones contenidas en el Acuerdo. Además, por la presente consiento dichas concesiones de un interés en las Ganancias Profesionales de mi cónyuge, reconozco que el interés de mi cónyuge y el mío (si lo hubiera) y cualquier interés en la propiedad comunitaria en un interés en las Ganancias Profesionales de mi cónyuge (si lo hubiera) están sujetos a los términos del Acuerdo y apruebo las disposiciones del Acuerdo y cualquier acción o desempeño derivado del mismo, según corresponda, en la medida en que afecte cualquier interés en la propiedad comunitaria que pueda tener. Además, acuerdo que mi cónyuge puede unirse a cualquier enmienda, reformulación, complemento o modificación futura del Acuerdo o cualquier ratificación de lo anterior en cada caso sin mi consentimiento adicional. Cada uno de mi cónyuge y Finlete será un beneficiario tercero de este Consentimiento Conyugal.

Este Consentimiento Conyugal beneficiará a mi cónyuge y a Finlete y será vinculante para el suscrito y para los sucesores, cesionarios, representantes, herederos y legatarios del suscrito.

Nombre: _____   Firma: _____